UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number: 0-20394
                             CUSIP Number: 189875107

                           NOTIFICATION OF LATE FILING

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:  March 31, 2009


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                     PART I
                             REGISTRANT INFORMATION


                      Full name of registrant: `mktg, inc.'
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                           Former name if applicable:
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           Address of principal executive office (Street and number):
                                 75 Ninth Avenue
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                            City, State and zip code:
                            New York, New York 10011
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

         The Registrant's Form 10-K for the year ended March 31, 2009 could not be filed within the prescribed time period because the Registrant was unable to complete the preparation for filing of Item 1, Financial Statements, and Item 2, Management's Discussion and Analysis, prior to the close of business on June 29, 2009. In particular, the Registrant has not yet concluded its goodwill impairment testing. Accordingly, the Registrant could not prepare and file the Form 10-K without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

        James R. Haughton             (212)                 660-3800
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             (Name)                (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

         The Registrant expects to report a net loss for the fiscal year ended March 31, 2009 ("Fiscal 2009") of approximately $(2,703,000), or $(0.34) per diluted share, compared to a net loss of $(4,893,000), or $(0.71) per diluted share for the fiscal year ended March 31, 2008 ("Fiscal 2008"). The loss for Fiscal 2009 does not include any charges for impairment of goodwill, although the Registrant has not definitively concluded its goodwill impairment testing. The change in results for Fiscal 2009 is due in large part to the provision for income taxes of $4,751,000 recorded in Fiscal 2008, consisting primarily of a $4,535,000 valuation allowance established at March 31, 2008 in light of the Registrant's losses for its fiscal years 2004 through 2008 aggregating $5,961,000. The Registrant did not record any benefit for federal, state and local income taxes for Fiscal 2009 because any benefit would be fully offset by an increase in the valuation allowance against the Registrant's net deferred tax asset.

         At March 31, 2009, the Registrant estimates that it had cash and cash equivalents of $1,904,000, and a working capital deficit of $8,966,000. As a result of the Registrant's failure to comply with various financial and other covenants under its senior loan facility, the Registrant entered into an amendment and waiver to its Credit Agreement in May 2009 under which its lender
(i) waived existing defaults, (ii) indefinitely suspended the Registrant's revolving credit facility, and (iii) required the Registrant to maintain deposits with the lender at all times in an amount not less then the outstanding balance of the term loan as cash-collateral therefor.

         As a result of the amendment, the Registrant's losses, and a change in the Registrant's business which has resulted in a reduction in deferred revenues (i.e., advance payments by clients), the Registrant is currently exploring different alternatives for obtaining financing. However, there can be no assurance that the Registrant will be able to secure such financing on favorable terms, if at all. If the Registrant issues additional shares of Common Stock or securities convertible into Common Stock in order to secure additional funding, current stockholders may experience dilution of their ownership. In the event the Registrant issues securities or instruments other than Common Stock, the Registrant may be required to issue such instruments with greater rights than those currently possessed by holders of Common Stock.


                                  `mktg, inc.'
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    June 30, 2009         /s/ James R. Haughton
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       Date               James R. Haughton, Senior Vice President -- Controller


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